SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

February 19, 2002

Zi Corporation
Commission File No. 0-24018
(Translation of registrant's name into English)

Suite 300, 500-4th Avenue SW
Calgary, Alberta, Canada T2P 2V6
(Address if principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ___X___ Form 40-F ________

Indicate by check mark whether by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2-2(b) under the *Securities Exchange Act of 1934*

Yes ________ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82- N/A

Zi and Shima join forces to support mobile manufacturing

Calgary, AB (February 19, 2002) – Zi Corporation (NASDAQ: ZICA) (TSE: ZIC), a leading provider of intelligent interface solutions, today announced that it has entered into a marketing agreement for its eZiText™ predictive text input technology with design company, Shima Communication A/S. Specializing in complete wireless terminal solutions, Shima targets both new and existing mobile manufacturing companies.

The agreement will see Shima promote Zi's eZiText™ embedded software to their world-wide customer base, and integrate Zi's user interface solutions into designs for their customers which would license directly from Zi.

"Asian manufacturers are realizing the benefit of outsourcing mobile device development, and we are well-positioned to provide the design and production expertise they require," said, Mr. Peer Lohmann, Strategic Business Director, Shima. "With Zi's depth and breadth in text input for the worldwide marketplace, we are now able to offer this value-added embedded software component to complete our total offering. We have worked together with Zi on a number of implementations with Chinese manufacturers.

During 2001, Zi and Shima worked together extensively to deliver a comprehensive solution incorporating Zi's eZiText™ for Guangzhou Southern High Tech Co. Ltd. (Soutec). Design and integration work for this implementation has been completed and delivery of handsets to the marketplace is anticipated soon.

"With the trend towards increased outsourcing of mobile device design, produc[illegible]d manufacture, this is an important development for Zi Corporation. New manufacturers rely on Shima for their expertise and familiarity with the latest interface solutions," says Russell McHugh, General Manager, Europe, Zi Corporation. "The Shima solution demonstrates the increased emphasis all OEMs now give to device Usability. By integrating eZiText, Shima is able to offer a more complete and flexible user experience. We are proud of Shima's endorsement of eZiText."

About Shima Communication A/S

Established in 1999, Shima is a design company offering total solutions for wireless terminal development including setup of production and support. Shima offers manufacturers services

including development of GSM/GPRS terminals/modules and integrated solutions, GSM/GPRS production solutions and product support tools. Shima offers to take full responsibility for type approval, field testing and production enterprise solutions.
Shima has customers worldwide.

About Zi Corporation

Zi Corporation is a market-driven technology company delivering intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's core technology product, eZiText™ connects people to short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. Zi Services provides market-leading engineering design in Bluetooth, VoIP and man-machine interface. Zi supports its strategic partners from offices in Calgary, Beijing, Hong Kong, San Francisco, Shenzhen, Stockholm and Tokyo. A publicly traded company, Zi Corporation is listed on the NASDAQ National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation's current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation's products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation's 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward-looking statements. Zi Corporation does not assume any obligation to update such forward-looking statements.

For more information:

Shima Communication A/S

All Inquiries:
Peer Lohmann
Director, Strategic Business
Phone: +45 24 23 44 60
Email: pel@shima.dk

www.shima.dk

Zi Corporation:

Media Inquiries:
Shawn Kelly
Corporate Communications Manager
Phone: 403 537 9770
skelly@zicorp.com
or
Investor Inquiries:
Dale Kearns
Chief Financial Officer
Phone: 403 233 8875
investor@zicorp.com

www.zicorp.com

SIGNATURES

Pursuant to the requirements of the *Securities Exchange Act of 1934*, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2002

Zi Corporation

By: Neil Frizzell

Name: ______________________

Title: Vice President, General Counsel